

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Daniel Barel
Chief Executive Officer and Director
REE Automotive Ltd.
10 Aharon Maskin Street
Tel-Aviv, Israel

> **Re: REE Automotive Ltd.**
> **Registration Statement on Form F-4**
> **Filed March 10, 2021**
> **File No. 333-254070**

Dear Mr. Barel:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed March 10, 2021

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, page 8

1. Please add a question and answer that addresses the positive and negative factors considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

2. Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure.

Q. What interest do the Sponsor and the current officers and directors of 10X Capital have in the Merger?, page 11

3. We note that you intend to include the value of the Sponsor Shares and Private Warrants as of the record date for the special meeting. In your next amendment please fill in the brackets to include the value as of the most practicable date.

4. Please quantify, here and elsewhere, the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 10X Capital and REE, page 28

5. Please provide pro forma equivalent per share disclosures. Refer to Part I.A Item 3, paragraph (f) of Form F-4. See Instruction 1 to the Item for guidance on equivalent per share data.

Certain Unaudited Prospective Financial Information of REE, page 89

6. The bullet points on pages 90 and 91 reference a number of "assumptions that REE's management believed to be material" but lack necessary detail for shareholders to evaluate and assess the validity of the projections as part of shareholders' overall consideration of the merits of the Merger. Please revise to describe the following assumptions with greater specificity and quantify where practicable:
    • the "range of assumptions" related to "volumes, timelines, average selling prices...and growth in the various markets REE is targeting;"
    • the "forecasts" of the "corresponding costs" that are expected to "vary significantly;"
    • "key assumptions impacting profitability projections" such as the costs of research and development and "associated software development costs, including the cost of headcount, prototype vehicles, tooling and other third- party engineering" and the "further assumptions" regarding REE's sales and general administration expenditures, including the costs related to headcount and third-party service providers;" and
    • the assumptions regarding "expenditure required to build REE's future integration centers, including the cost of initial set up cost, the cost of manufacturing and assembly equipment."

PROPOSAL NO. 3 - THE MATERIAL DIFFERENCES CHARTER PROPOSAL, page 96

7. Please revise to disclose the general effect of shareholder approval including, but not limited to, the effect that your dual class structure will have on Class A shareholders' ability to influence corporate matters.

Certain Material U.S. Federal Income Tax Considerations, page 111

8. We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please revise your disclosures here to more clearly state counsel's tax

opinion on whether the transaction will qualify as such a reorganization. In addition, please file a tax opinion as an exhibit to your registration statement, or provide us with your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Please refer to Sections III.A.2 of Staff Legal Bulletin 19 and Item 601(b)(8) of Regulation S-K.

REE'S BUSINESS, page 141

9.　We note your disclosure that you have projected unit sales of approximately 737,000 REE platforms through the end of 2026, of which 260,000 platforms are represented by references in signed, non-binding MOUs. Please discuss all material terms of the non-binding MOUs including, but not limited to, the cancellation rights of the potential customers.

Total Addressable Market, page 143

10.　We note your use of Compound Annual Growth Rate (CAGR) estimates, please revise your disclosure to include balancing language stating that there is no guarantee that you will achieve comparable metrics in the future.

Key Agreements and Partnerships, page 151

11.　We note that you have entered into a number of agreements with third-parties. Please file all material agreements as exhibits to your next amendment.

REE's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Operating Results, page 162

12.　In regard to the disclosures related to projected unit sales, please more fully explain the following:
- Clarify whether the MOUs relate to existing products or products being developed and, if applicable, address the anticipated time frame for completing products being developed;
- Disclose and discuss the actual terms of the signed, non-binding MOUs, including the anticipated time frames for potential deliveries, whether any deposits are required, and if there are any limits on the ability of potential customers to cancel MOUs; and
- Explain your basis for estimating the projected unit sales, including key underlying assumptions.

Liquidity and Capital Resources, page 169

13.   Please quantify and more fully disclose and discuss REE's anticipated long term liquidity requirements as well as its priorities based on potential changes in the amount of redemptions and available cash after the merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 174

14.   Please reconcile the number of shares to be held by existing REE shareholders in the tabular disclosure on page 176 with the disclosure on page 9. Please also more fully explain the disclosure that the REE class B ordinary shares, that will be issued to the founders and carry 10 votes per share, have no economic or participating rights and have been excluded from the calculations of earnings per share. Please clarify where and how the founders economic rights/interests will be held.

15.   Refer to note 4 adjustment (D) on page 186. It is not clear to us why the estimated transactions costs are not being reflected as being paid by reducing cash and accrued expenses to more appropriately present the amount of pro forma cash that will be available subsequent to the merger. Please clarify or revise your disclosures accordingly.

16.   Refer to note 4 adjustment (K) on page 186. It is not clear to us what this adjustment relates to or where this transaction is disclosed and discussed in the filing. Please more fully disclose and discuss the terms of and the proposed accounting for the stock options to be issued to the founders. In addition, we note references to adjustment (L) in the pro forma balance sheets but no corresponding adjustment is included in the related footnotes.

17.   Refer to note 5 on page 187. Please quantify any potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share.

Index to Financial Statements, page F-1

18.   Please provide updated financial statements and related disclosures throughout the filing for both REE and 10X Capital in accordance with Item 8.A.4 of Form 20-F and Rule 8-08 of Regulation S-X.

Consolidated Financial Statements - REE Automotive Ltd and Its Subsidiaries
Consolidated Statements of Comprehensive Loss, page F-4

19.   Please address the following:
- To be consistent with disclosures throughout the filing, please present operating losses, net losses, net comprehensive losses, and loss per share amounts in parentheses to clearly identify them as negative amounts here and throughout the notes to the financial statements; and
- We note the historical financial statements and all related share and per share

disclosures throughout the filing do not reflect the stock split that will occur as a result of the merger. Explain to us if and how the stock split is expected to be reflected in the filing prior to effectiveness, including in the historical financial statements.

Note 2 - Significant Accounting Policies
Stock-based compensation, page F-11

20.   You disclose that management determined the fair value of your ordinary shares, with input from valuation reports prepared by third-party valuation specialists. Please revise your disclosures in MD&A to address any material differences between the valuations management used to determine the fair values of recently granted stock options relative to the fair value implied by the current merger transaction.

Note 12 - Segments, page F-29

21.   You refer to your two operating segments as Automotive and SoftWheel in MD&A; however, you refer to your two operating segments as REE and SoftWheel in the Segment note. Please use consistent terminology throughout the filing.

22.   Please disclose revenues and long-lived assets related to your country of domicile and also specifically identify each other individual foreign country that is listed and deemed material. In addition, please disclose the method you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41. This comment is also applicable to the disclosures on page F-39.

Financial Statements - 10X Capital
Note 6 - Commitments
Registration Rights, page F-59

23.   Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Perry Hindin, Special Counsel, at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Maia Gez